August 26, 2019

QTA: TSX VENTURE
QTRRF: OTCQB International
NR-07-19

QUATERRA ANNOUNCES COMMENCEMENT OF COPPER-GOLD EXPLORATION PROGRAM AT GROUNDHOG PROSPECT, ALASKA

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) and Chuchuna Minerals Company (“Chuchuna”) today announced that Geotech of Ontario, Canada, has commenced a 1,500 line kilometer ZTEM geophysical survey over their Groundhog copper-gold prospect, a 40,000-acre property situated on an established copper-gold porphyry belt 300 kilometers southwest of Anchorage, Alaska. Chuchuna has also mobilized a ground crew that is conducting fieldwork consisting of geologic mapping, prospecting, and sampling.

Geotech’s helicopter-borne survey is intended to better define drill targets and assist in understanding how they relate to those already identified with previous geophysical and geological work. It will also provide tight-spaced geophysical data over most of the Groundhog property. The fieldwork is intended to continue detailed mapping, locate new rock exposures, follow up on previous work, and generate new sub-surface data for copper-gold porphyry exploration. Both programs are important components of identifying high priority targets for a drill program planned for next year.

Groundhog is located on State of Alaska claims covering the northern extension of a 10-kilometer wide north-northeast trending structural zone that hosts a number of porphyry copper-gold prospects, including the large Pebble porphyry copper, gold and molybdenum project, which is approximately five kilometers south of the Groundhog claim boundary. Regional magnetic data suggest that geology similar to that at Pebble extends under cover for an additional 30 kilometers northeast from the Pebble deposit.

Quaterra reached an agreement with Chuchuna in 2017 whereby it has to provide $5 million over five years in exploration spending, later amended to six years, in order to earn a 90% interest in Groundhog. The Company is also required to pay a lump sum of $3 million at the end of the sixth year. Quaterra has no obligation to exercise its option and can terminate the agreement at its discretion annually. (All amounts are expressed in U.S. dollars). Chuchuna is the operator of the project and plans, implements and manages exploration field programs as set out in a budget and work plan approved by Quaterra. Chuchuna is an Alaskan company jointly owned by Kijik Corporation, the ANSCA village corporation for the community of Nondalton, and Alaska Earth Sciences, an Anchorage-based mineral exploration company.

Technical information in this news release has been approved by Thomas Patton, Ph.D., the Chairman of the Company, and a Qualified Person as defined in NI 43-101.

About Quaterra Resources Inc.
Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration and development company with the primary objective of advancing its U.S. subsidiary’s copper projects in the Yerington District, Nevada. Quaterra also has the right to earn a 90% interest in the Groundhog copper-gold prospect in Southwest Alaska. The Company continues to look for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

On behalf of the Board of Directors,
Gerald Prosalendis, President and CEO
Quaterra Resources Inc.

For more information please contact:
Gerald Prosalendis, President and CEO
Quaterra Resources Inc.
250-940-3581

Tom Patton, Chairman
Quaterra Resources Inc.
604-641-2758

Disclosure note:
Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “will”, “may”, “intends”, “anticipates”, “offers the potential”, “suggests”, “plans”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that the Company will be able to finance exploration efforts and acquisition costs; that commodity markets and copper prices will improve; that mapping, sampling, IP and exploration drilling will be undertaken; that results will define mineralization or high grade zones; that historical and new exploration will support a resource on the property; and that the Groundhog assets have the potential to support mining operations. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release